SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 3)
Business Objects S.A.
(Name of Subject Company)
Business Objects S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Michael S. Ringler, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 (as previously filed with the SEC and as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 14D-9”), by Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), relating to the tender offer made by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and wholly-owned subsidiary of SAP AG, an Aktiengesellschaft organized under the laws of Germany, as set forth in a Tender Offer Statement on Schedule TO filed by SAP France, dated December 4, 2007 (as previously filed with the SEC, the “Schedule TO”), to purchase (i) all outstanding Ordinary Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €42.00 per Ordinary Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price in U.S. dollars equal to the equivalent of €42.00 per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer or the business day following each tender of ADSs during a subsequent offer period of the U.S. Offer, as the case may be), without interest, net to the seller in cash, (iii) all outstanding ORNANEs that are held by U.S. holders, at a price of €50.65 per ORNANE, without interest, net to the seller in cash, and (iv) all outstanding July 2003 Warrants, June 2004 Warrants, July 2005 Warrants, July 2006 Warrants and June 2007 Warrants that are held by U.S. holders, at a price of €22.55, €24.96, €18.87, €19.69, and €12.01 per Warrant, respectively, without interest, net to the seller in cash. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 8. Additional Information
Item 9. Materials to be Filed as Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (e)(21)(a)
EXHIBIT (e)(30)(a)
EXHIBIT (e)(32)(a)

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 3, except that such information is hereby amended to the extent specifically provided herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
The section of Item 3 captioned “Amendments to Change of Control Severance Agreements with Current Executive Officers and Key Employees” starting on page 8 of the Schedule 14D-9 is hereby amended by adding the following additional paragraphs:
     “On December 31, 2007, David Kennedy and James Tolonen each entered into amendments to their respective change of control severance agreements with Business Objects S.A. (the “Company”) (the “Amended Change of Control Agreements”). The Amended Change of Control Agreements provide that, following a change of control in connection with the proposed transaction by and among the Company and SAP AG (the “Change of Control”), and upon the earlier to occur of (i) July 1, 2008, or (ii) the date of termination of Mr. Kennedy’s or Mr. Tolonen’s employment by the Company or the relevant executive for any or no reason, the Company will pay to Mr. Kennedy or Mr. Tolonen, as the case may be, the cash payments set forth in section 3(a)(i) of the Change of Control Agreements entitled “Severance Payment”. The Severance Payment to each of Mr. Kennedy and Mr. Tolonen will be subject to their releasing the Company from any claims they may have (each a “Release”), and will be in lieu of any other cash severance payments that may have otherwise become due and payable under the original change of control agreements. Payment of the Severance Payments may be delayed for six months if required to avoid additional taxation under Internal Revenue Code Section 409A.
     The Amended Change of Control Agreements also provide that upon the Change of Control, Mr. Kennedy and Mr. Tolonen will be entitled to immediate vesting of 100% of their respective outstanding stock options, restricted stock units and any other equity compensation as described in section 3(a)(ii) of their respective Change of Control Agreements entitled “Options; Restricted Shares, Other Equity Compensation” (the “Accelerated Vesting”). Mr. Kennedy and Mr. Tolonen will be required to enter into a Release as a condition to obtaining the Accelerated Vesting.
     The amendments to the Change of Control Agreements further provide that Mr. Kennedy and Mr. Tolonen will be entitled to partially subsidized medical and life insurance benefits for a period of up to eighteen

(18) months following termination of their employment with the Company (the “Extended Benefits”). Mr. Kennedy and Mr. Tolonen will be required to enter into a Release as a condition to obtaining the Extended Benefits.
     On December 31, 2007, John Schwarz entered into an amendment (the “Schwarz Amendment”) to his offer letter dated September 9, 2005, with the Company (the “Schwarz Offer Letter”). The Schwarz Amendment provides that, subject to the Change of Control and Mr. Schwarz’s entering into a Release (i) the Company will pay to Mr. Schwarz the cash payments set forth in the subsection (1) of the section entitled “Change of Control” of the Schwarz Offer Letter, (ii) Mr. Schwarz will be entitled to immediate 100% vesting of his outstanding stock options, restricted stock units and any other equity compensation as described in subsection (3) of the section entitled “Change of Control” of the Schwarz Offer Letter and (iii) Mr. Schwarz will be entitled to partially subsidized medical insurance benefits for a period of up to eighteen (18) months following termination of his employment with the Company. These severance benefits will be in lieu of any other payments, benefits and vesting acceleration that may have otherwise become due and payable under the Schwarz Offer Letter. ”
Item 8. Additional Information
Additional Information regarding the Note d’Information en Réponse with AMF visa no. 07-426 dated November 27, 2007 established in the context of the Tender Offer initiated by SAP France
PARIS, France; SAN JOSE, California —January 3, 2008 - Business Objects (Nasdaq: BOBJ; Euronext Paris, code ISIN FR0004026250 — BOB), the world leader in business intelligence platforms, is providing additional information regarding section 8.10 of the Note d’Information en Réponse with AMF visa no. 07-426 dated November 27, 2007 established in the context of the Tender Offer initiated by SAP France and regarding the Tender Offer Agreement dated October 21, 2007 as amended on December 3, 2007.
Pursuant to the Tender Offer Agreement between SAP and Business Objects, Business Objects also amended employment agreements and/or change-of-control settlement agreements of certain executive officers and employees listed on Annex 5 of the Tender Offer Agreement (“Annex 5 Employees”) to remove the requirement that these Annex 5 Employees resign in order to benefit from the acceleration of their options and other securities as well as any other rights granted to them under these agreement including cash severance rights. The amendments therefore remove the financial incentive for the Annex 5 Employees to resign in order to obtain benefits of their respective change of control agreements. Receipt of change of control benefits is conditioned upon signature of a general release by the Annex 5 Employees and, once payment is made for the severance amounts under the change of control agreements, Annex 5 Employees will no longer be entitled to receive these severance amounts in the future. As indicated in the Tender Offer Agreement, subject to the closing, SAP AG’s Supervisory Board intends to elect Business Object’s founder, Bernard Liautaud to the SAP Supervisory board at SAP AG’s next shareholders meeting. Until that time, Mr. Liautaud will have an advisory role to Henning Kagermann on aspects of strategy and integration. Accordingly, Mr. Liautaud will not remain a Business Objects officer after the change of control and therefore did not have his change of control agreements amended and was removed from the Annex 5 under the amendment dated December 3, 2007 to the Tender Offer Agreement.
On December 26, 2007 the Business Objects Board of Directors approved amendments to the change of control agreements between Business Objects and each of David Kennedy, Business Objects’ Senior Vice President, General Counsel and Corporate Secretary, and James Tolonen, Business Objects’ Chief Financial Officer and Senior Vice President Finance and Administration. The amendments remove the requirement that Messrs. Kennedy and Tolonen resign in order to obtain benefits under their change of control agreements. The full text of these amendments will be posted on the Business Objects website.
Based on the 2007 compensation, the total payment to be made in replacement of severance rights of the beneficiaries under all existing change-of-control settlement agreements described in section 8.10 of the Note d’Information en Réponse on or after change of control could be $15.9 million, including $13.6 million to be paid to the beneficiaries on change of control due to the amendment of the change-of-control settlement agreements of the Annex 5 Employees and to Mr. Liautaud due to his departure.
Copies of the Tender Offer Agreement and its amendment are available free of charge upon request to Business Objects S.A., 157-159, rue Anatole France, 92300 Levallois-Perret (France) and are also available on Business Objects’ website: (www.businessobjects.com).
Business Objects notes that pursuant to article L. 621-8 of the French Monetary and Financial Code (Code monétaire et financier) and article 231-26 of the AMF General Regulations, the AMF approved visa n° 07-426 dated November 27, 2007 on the note d’information en réponse established in the context of the tender offer initiated by SAP France S.A.. This note d’information en réponse is also available on Business Objects’ website (www.businessobjects.com).
Item 9. Materials to be Filed as Exhibits.
     The following exhibit is filed herewith:

Exhibit
Number	Description
(e)(21)(a)	Amendment to Offer Letter between John Schwarz and Business Objects, dated December 31, 2007

(e)(30)(a)	Amendment to Change of Control Agreement between James Tolonen and Business Objects, dated December 31, 2007

(e)(32)(a)	Amendment to Change of Control Agreement between David Kennedy and Business Objects, dated December 31, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUSINESS OBJECTS S.A.
/s/ James R. Tolonen
Dated: January 7, 2008	James R. Tolonen
Chief Financial Officer

INDEX TO EXHIBITS
     The following exhibit is filed herewith:

Exhibit
Number	Description
(e)(21)(a)	Amendment to Offer Letter between John Schwarz and Business Objects, dated December 31, 2007

(e)(30)(a)	Amendment to Change of Control Agreement between James Tolonen and Business Objects, dated December 31, 2007

(e)(32)(a)	Amendment to Change of Control Agreement between David Kennedy and Business Objects, dated December 31, 2007